EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Millions)

	Fiscal Year Ended

	December 31,	January 1,	January 2,	December 28,	December 29,
	2006	2006	2005	2003	2002

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$14,587	$13,116	12,331	9,771	8,799
Fixed Charges	158	137	272	300	259

Total Earnings as Defined	$14,745	$13,253	12,603	10,071	9,058

Fixed Charges and Other:
Rents	95	83	85	93	99
Interest Expense Before Capitalization of Interest	181	165	323	315	258

Total Fixed Charges	$276	$248	408	408	357

Ratio of Earnings to Fixed Charges	53.42	53.44	30.89	24.68	25.37

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.